UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

CVENT HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

126677 103

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126677 103	13D	Page 2 of 37

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,049,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,049,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,049,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.6%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 3 of 37

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 109,372,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 109,372,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,372,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 4 of 37

1	NAME OF REPORTING PERSONS VEPF VI FAF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,203,215
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,203,215

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,203,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 5 of 37

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VI GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 292,624,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 292,624,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,624,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%(1)
14	TYPE OF REPORTING PERSON PN, HC

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 6 of 37

1	NAME OF REPORTING PERSONS VEPF VI GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 292,624,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 292,624,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,624,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%(1)
14	TYPE OF REPORTING PERSON OO, HC

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 7 of 37

1	NAME OF REPORTING PERSONS VEPF Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 292,624,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 292,624,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,624,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%(1)
14	TYPE OF REPORTING PERSON PN, HC

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 8 of 37

1	NAME OF REPORTING PERSONS VEPF III AIV VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,693,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,693,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,693,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 9 of 37

1	NAME OF REPORTING PERSONS VEPF III AIV VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,427,576
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,427,576

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,427,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 10 of 37

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,121,552
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,121,552

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,121,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14	TYPE OF REPORTING PERSON OO, HC

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 11 of 37

1	NAME OF REPORTING PERSONS VEPF IV AIV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,185,845
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,185,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,185,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 12 of 37

1	NAME OF REPORTING PERSONS VEPF IV AIV VII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,637,433
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,637,433

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,637,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 13 of 37

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,823,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,823,278

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,823,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%(1)
14	TYPE OF REPORTING PERSON OO, HC

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 14 of 37

1	NAME OF REPORTING PERSONS VFF I AIV IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,552,013
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,552,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,552,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 15 of 37

1	NAME OF REPORTING PERSONS VFF I AIV IV-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,623,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,623,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,623,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 16 of 37

1	NAME OF REPORTING PERSONS Vista Foundation Fund I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,175,544
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,175,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,175,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%(1)
14	TYPE OF REPORTING PERSON OO, HC

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 17 of 37

1	NAME OF REPORTING PERSONS VEP Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 397,745,049
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 397,745,049

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,745,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.7%(1)
14	TYPE OF REPORTING PERSON OO, HC

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 18 of 37

1	NAME OF REPORTING PERSONS Robert F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 397,745,049
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 397,745,049

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,745,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.7%(1)
14	TYPE OF REPORTING PERSON IN

(1)

Based on information provided by the Issuer as of December 8, 2021, reflecting 481,121,695 shares of Common Stock of the Issuer issued and outstanding as of such date. In computing the number and percentage of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or other stock-based awards held by that person are excluded for computing the percentage ownership of the person and are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 126677 103	13D	Page 19 of 37

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is shares of common stock, par value $0.0001 per share (“Common Stock”) of Cvent Holding Corp. (f/k/a Dragoneer Growth Opportunities Corp. II), a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1765 Greensboro Station Place, 7th Floor, Tysons, Virginia 22201.

Item 2. Identity and Background.

(a), (f) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership (“VEPF VI”), by virtue of its direct ownership of Common Stock;

(ii)	Vista Equity Partners Fund VI-A, L.P., a Cayman Islands exempted limited partnership (“VEPF VI-A”), by virtue of its direct ownership of Common Stock;

(iii)	VEPF VI FAF, L.P., a Cayman Islands exempted limited partnership (“VEPF VI FAF”), by virtue of its direct ownership of Common Stock;

(iv)	Vista Equity Partners Fund VI GP, L.P., a Cayman Islands exempted limited partnership (“VEPF VI GP”), by virtue of it being the sole general partner of each of VEPF VI, VEPF VI-A and VEPF VI FAF;

(v)	VEPF VI GP, Ltd., a Cayman Islands exempted limited partnership (“VEPF VI UGP”), by virtue of it being the sole general partner of VEPF VI GP;

(vi)	VEPF Management, L.P., a Delaware limited partnership (“VEPF Management”), by virtue of it being the sole management company of each of VEPF VI, VEPF VI-A and VEPF VI FAF;

(vii)	VEPF IV AIV VII, L.P., a Delaware limited partnership (“VEPF IV”), by virtue of its direct ownership of Common Stock;

(viii)	VEPF IV AIV VII-A, L.P., a Delaware limited partnership (“VEPF IV-A”), by virtue of its direct ownership of Common Stock;

(ix)	Vista Equity Partners Fund IV GP, LLC, a Delaware limited liability company (“VEPF IV GP”), by virtue of it being the sole general partner of each of VEPF IV and VEPF IV-A;

(x)	VEPF III AIV VI, L.P., a Delaware limited partnership (“VEPF III”), by virtue of its direct ownership of Common Stock;

(xi)	VEPF III AIV VI-A, L.P., a Delaware limited partnership (“VEPF III-A”), by virtue of its direct ownership of Common Stock;

(xii)	Vista Equity Partners Fund III GP, LLC, a Delaware limited liability company (“VEPF III GP”), by virtue of it being the sole general partner of each of VEPF III and VEPF III-A;

(xiii)	VFF I AIV IV, L.P., a Delaware limited partnership (“VFF I”), by virtue of its direct ownership of Common Stock; and

(xiv)	VFF I AIV IV-A, L.P, a Delaware limited partnership (“VFF I-A”), by virtue of its direct ownership of Common Stock;

(xv)	Vista Foundation Fund I, GP, LLC, a Delaware limited liability company (“VFF I GP”), by virtue of it being the sole general partner of each of VFF I and VFF I-A; and

CUSIP No. 126677 103	13D	Page 20 of 37

(xvi)

VEP Group, LLC, a Delaware limited liability company (“VEP Group”) by virtue of it being (A) the sole general partner of VEPF Management, (B) the sole senior managing member of VEPF IV GP, (C) the sole senior managing member of VEPF III GP and (D) the sole senior managing member of VFF I GP;

(xvii)	Robert F. Smith, an individual and citizen of the United States, is the sole Managing Member of VEP Group.

Each of VEPF VI, VEPF VI-A, VEPF VI FAF, VEPF VI GP, VEPF VI UGP, VEPF Management, VEP Group, VEPF IV, VEPF IV-A, VEPF IV GP, VEPF III, VEPF III-A, VEPF III GP, VFF I, VFF I-A, VFF I GP and Robert F. Smith are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

VEPF VI, VEPF VI-A, VEPF VI FAF, VEPF III, VEPF III-A, VEPF IV, VEPF IV-A, VFF I and VFF I-A are collectively referred to herein as the “Vista Funds.”

Certain Information required by this Item 2 concerning the executive officers and directors of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business and principal office of the Vista Funds, VEPF VI UGP, VEPF Management, VEP Group, VEPF VI GP, VEPF IV GP, VEPF III GP and VFF I GP is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, CA 94111. The principal business and principal office of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, TX 78701.

(c) The principal business of the Vista Funds is to make investments primarily in equity or equity-oriented securities of companies in software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of VEPF VI GP consists of performing the functions of, and serving as, the general partner of the VEPF VI, VEPF VI-A and VEPF VI FAF, making capital contributions to VEPF VI, VEPF VI-A and VEPF VI FAF and doing all things necessary or incidental thereto. VEPF VI GP acts by and through, VEPF VI UGP, the principal business of which consists of performing the functions of, and serving as, the general partner of VEPF VI GP. The principal business of VEPF Management is being the sole manager of VEPF VI, VEPF VI-A and VEPF VI FAF. VEPF Management acts by and through VEP Group, the principal business of which consists of (i) performing the functions of, and serving as, the general partner of VEPF Management; and (ii) performing the functions of, and serving as, the sole general manager of VEPF IV GP, VEPF III GP and VFI I GP. The principal business of VEPF IV GP consists of performing the functions of, and serving as, the general partner of the VEPF IV, and VEPF IV-A, making capital contributions to VEPF IV, and VEPF IV-A and doing all things necessary or incidental thereto. VEPF IV GP acts by and through its sole manager, VEP Group. The principal business of VEPF III GP consists of performing the functions of, and serving as, the general partner of the VEPF III, and VEPF III-A, making capital contributions to VEPF III, and VEPF III-A and doing all things necessary or incidental thereto. VEPF III GP acts by and through its sole manager, VEP Group. The principal business of VFF I GP consists of performing the functions of, and serving as, the general partner of the VFF I, and VFF I-A, making capital contributions to VFF I, and VFF I-A and doing all things necessary or incidental thereto. VFF I GP acts by and through its sole manager, VEP Group. The principal occupation of Mr. Smith is serving as the sole manager of VEP Group.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

The Vista Funds are the holders of record of the Common Stock reported herein. The Reporting Persons hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Vista Fundsand/or the Issuer.

CUSIP No. 126677 103	13D	Page 21 of 37

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) The following information is as of the date hereof and assumes there are 481,121,695 shares of Common Stock outstanding as of December 8, 2021, based on information furnished by the Issuer.

VEPF VI is the direct beneficial owner of 181,049,399 shares of Common Stock. The Common Stock held by VEPF VI represents approximately 37.6% of the Common Stock outstanding as of the date of this Statement. VEPF VI-A is the direct beneficial owner of 109,372,061 shares of Common Stock. The Common Stock held by VEPF VI-A represents approximately 22.7% of the Common Stock outstanding as of the date of this Statement. VEPF VI FAF is the direct beneficial owner of 2,203,215 shares of Common Stock. The Common Stock held by VEPF VI FAF represents approximately 0.5% of the Common Stock outstanding as of the date of this Statement. VEPF VI GP is the sole general partner of each of VEPF VI, VEPF VI-A and VEPF VI FAF. VEPF VI GP’s sole general partner is VEPF VI UGP. Robert F. Smith is the Sole Director of VEPF VI UGP, as well as one of its 11 Members. VEPF Management is the sole management company of each of VEPF VI, VEPF VI-A and VEPF VI FAF. VEPF Management’s sole general partner is VEP Group, and VEPF Management’s sole limited partner is Vista Equity Partners Management, LLC (“VEPM”). VEP Group is the Senior Managing Member of VEPM.

VEPF IV is the direct beneficial owner of 51,185,845 shares of Common Stock. The Common Stock held by VEPF IV represents approximately 10.6% of the Common Stock outstanding as of the date of this Statement. VEPF IV-A is the direct beneficial owner of 19,637,433 shares of Common Stock. The Common Stock held by VEPF IV-A represents approximately 4.1% of the Common Stock outstanding as of the date of this Statement. VEPF IV GP is the sole general partner of each of VEPF IV and VEPF IV-A. VEPF IV GP’s sole senior managing member is VEP Group.

VEPF III is the direct beneficial owner of 18,693,976 shares of Common Stock. The Common Stock held by VEPF III represents approximately 3.9% of the Common Stock outstanding as of the date of this Statement. VEPF III-A is the direct beneficial owner of 3,427,576 shares of Common Stock. The Common Stock held by VEPF III-A represents approximately 0.7% of the Common Stock outstanding as of the date of this Statement. VEPF III GP is the sole general partner of each of VEPF III and VEPF III-A. VEPF III GP’s sole senior managing member is VEP Group.

VFF I is the direct beneficial owner of 6,552,013 shares of Common Stock. The Common Stock held by VFF I represents approximately 1.4% of the Common Stock outstanding as of the date of this Statement. VFF I-A is the direct beneficial owner of 5,623,531 shares of Common Stock. The Common Stock held by VFF I-A represents approximately 1.2% of the Common Stock outstanding as of the date of this Statement. VFF I GP is the sole general partner of each of VFF I and VFF I-A. VFF I GP’s sole senior managing member is VEP Group.

Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, VEPF VI UGP and VEP Group may be deemed the beneficial owners of the shares held by VEPF VI, VEPF VI-A and VEPF VI FAF, and Mr. Smith and VEP Group may be deemed the beneficial owners of the shares held by VEPF IV, VEPF IV-A, VEPF III, VEPF III-A, VFF I and VFF I-A. Each of the Vista Funds, VEPF VI UGP, VEP Group and Mr. Smith expressly disclaim beneficial ownership of any shares not held directly.

The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 397,745,049 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 126677 103	13D	Page 22 of 37

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination Agreement and Related Transactions

Dragoneer entered into that certain Business Combination Agreement, dated as of July 23, 2021 (as it may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with its terms, the “BCA”), by and among Dragoneer, Redwood Opportunity Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Redwood Merger Sub LLC, a Delaware limited liability company (“Merger Sub II”), and Papay Topco, Inc., a Delaware corporation (“Company”) pursuant to which and on the terms and subject to the conditions therein, among other things, (i) Dragoneer transferred by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Act (2020 Revision) (the “Domestication”), (ii) following the Domestication, (a) Merger Sub I merged with and into the Company (the “First Merger”), with the Company as the surviving company in the First Merger and, as a result of the First Merger, the Company became a wholly-owned subsidiary of Dragoneer (the Company, in its capacity as the surviving company of the First Merger, is sometimes referred to as the “Surviving Company”), and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Company merged with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Second Merger.

This summary is qualified in its entirety by reference to the text of the BCA, which is attached hereto as Exhibit 2 and is incorporated by reference.

Registration Rights Agreement

Pursuant to the BCA, at closing, the Issuer, the Vista Funds and certain parties named therein entered into the Amended and Restated Registration Rights Agreement, pursuant to which, among other things, the parties thereto agreed to only effect a sale or distribution of Issuer equity securities pursuant to certain transfer restrictions and were granted certain customary registration rights. Under the Amended and Restated Registration Rights Agreement, the Vista Funds are entitled to request that the Issuer register the Vista Funds’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations,” subject to certain conditions outlined in the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement requires that the Issuer file a resale registration statement for certain registrable securities, including registrable securities held by the Issuer, within thirty days of closing. The parties thereto, including the Vista Funds, will also be entitled to participate in certain of the Issuer’s registered offerings, subject to the restrictions in the Amended and Restated Registration Rights Agreement. Under certain circumstances, the Issuer will pay registration rights investors’ (including the Vista Funds’) expenses in connected with the exercise of these rights.

This summary is qualified in its entirety by reference to the text of the Amended and Restated Registration Rights Agreement, attached hereto as Exhibit 3 and incorporated by reference.

Investor Rights Agreement

Pursuant to the BCA, at closing, Dragoneer, Dragoneer Growth Opportunities Holdings II, a Cayman Islands limited liability company (“Sponsor”), other holders of Dragoneer Class B ordinary shares (“Other Class B Holders”) and the Vista Funds entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, (i) the parties agreed that the board of directors of Dragoneer immediately following closing will be divided into three classes of directors, with each class serving for staggered three-year terms, (ii) from and after the closing, the Vista Funds party thereto will have the right to nominate a number of designees equal to the product of (x) the Total Number of directors multiplied by (y) the Vista Ownership Percentage, rounded up to the nearest whole number (as such terms are defined in the Investor Rights Agreement), subject to the terms and conditions set forth therein, (iii) Dragoneer will use its reasonable best efforts to ensure that prior to the date that the Vista Ownership Percentage is less than 5%, each Vista Director (as defined in the Investor Rights Agreement) will be included in the board’s slate of nominees to the stockholders for director elections of such class, and each Vista Director to a particular class of directors will be included in the proxy statement in connection with soliciting proxies for meetings of stockholders, (iv) from the closing until such time as the Vista Ownership Percentage is less than 5%, there shall be a number of Vista Directors on each committee of the board not less than the nearest whole number greater than the product obtained by multiplying the Vista Ownership Percentage by the number of positions,

CUSIP No. 126677 103	13D	Page 23 of 37

including any vacancies, on the applicable committee, and (v) (A) certain investors party thereto (other than the Sponsor and the investors party thereto who held Class B ordinary shares of Dragoneer that converted into common stock of Dragoneer), including the Vista Funds party thereto, agreed to not transfer any shares of common stock of the Issuer for 180 days following the closing, subject to certain terms, conditions and exceptions, including a potential early release of 33% of such shares upon the achievement of certain trading conditions after closing (but no such release may occur prior to the 90th day after closing) and (B) the Sponsor and the Other Class B Holders agreed to not transfer any common stock of Dragoneer for one year after the closing, subject to certain terms, conditions and exceptions, including a potential early release upon the achievement of certain trading conditions after 120 days.

This summary is qualified in its entirety by reference to the text of the Investor Rights Agreement, attached hereto as Exhibit 4 and incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of December 17, 2021.

Exhibit 2	Business Combination Agreement, dated as of July 23, 2021, by and among Dragoneer Growth Opportunities Corp. II, Redwood Opportunity Merger Sub, Inc., Redwood Merger Sub LLC and Papay Topco, Inc. (incorporated by reference to Annex A of the Issuer’s Proxy Statement/Prospectus/Consent Solicitation filed by the Issuer on November 12, 2021).

Exhibit 3	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 14, 2021).

Exhibit 4	Investor Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed by the Issuer on December 14, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2021

VISTA EQUITY PARTNERS FUND VI, L.P.

By:	Vista Equity Partners Fund VI GP, L.P.
Its:	General Partner

By:	VEPF VI GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Its:	Director

VISTA EQUITY PARTNERS FUND VI-A, L.P.

By:	Vista Equity Partners Fund VI GP, L.P.
Its:	General Partner

By:	VEPF VI GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

VEPF VI FAF, L.P.

By:	Vista Equity Partners Fund VI GP, L.P.
Its:	General Partner

By:	VEPF VI GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

[Signature Page to Schedule 13D]

VISTA EQUITY PARTNERS FUND VI GP, L.P.

By:	VEPF VI GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

VEPF VI GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

VEP MANAGEMENT, L.P.

By:	VEP Group, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

[Signature Page to Schedule 13D]

VEPF III AIV VI, L.P.

By:	Vista Equity Partners Fund III GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VEPF III AIV VI-A, L.P.

By:	Vista Equity Partners Fund III GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VISTA EQUITY PARTNERS FUND III GP, LLC

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

[Signature Page to Schedule 13D]

VEPF IV AIV VII, L.P.

By:	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VEPF IV AIV VII-A, L.P.

By:	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VISTA EQUITY PARTNERS FUND IV GP, LLC

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

[Signature Page to Schedule 13D]

VFF I AIV IV, L.P.

By:	Vista Foundation Fund I GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VFF I AIV IV-A, L.P.

By:	Vista Foundation Fund I GP, LLC
Its:	General Partner

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VISTA FOUNDATION FUND I GP, LLC

By:	VEP Group, LLC
Its:	Senior Managing Member

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VEP GROUP, LLC

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

[Signature Page to Schedule 13D]

/s/ Robert F. Smith
ROBERT F. SMITH

[Signature Page to Schedule 13D]

SCHEDULE A

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Vista Entities
Robert F. Smith	Managing Member of VEO Group	Robert Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF).